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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 7 TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                               MAXTOR CORPORATION
                           (Name of Subject Company)

                               MAXTOR CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  577729 10 6
                     (CUSIP Number of Class of Securities)

                               DR. CHONG SUP PARK
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               MAXTOR CORPORATION
                             211 RIVER OAKS PARKWAY
                               SAN JOSE, CA 95134
                                 (408) 432-1700

                 (Name, address and telephone number of persons
                authorized to receive notice and communications
                    on behalf of person(s) filing statement)

                                    COPY TO:
                            DIANE HOLT FRANKLE, ESQ.
                          GRAY CARY WARE & FREIDENRICH
                           A PROFESSIONAL CORPORATION
                              400 HAMILTON AVENUE
                            PALO ALTO, CA 94301-1825

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     Maxtor Corporation, a Delaware corporation (the "Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 dated November 8, 1995, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 to
Schedule 14D-9 dated November 9, 1995, November 28, 1995, December 7, 1995, December 20, 1995, December 28, 1995 and January 4, 1996, respectively (as amended, the "Schedule 14D-9") relating to the tender offer by Hyundai Acquisition, Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Hyundai Electronics America, a California Corporation (the "Parent"), to purchase any and all outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company at a price of $6.70 per share, net to the sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 1995 and in the related Letter of Transmittal as disclosed in the Tender Offer Statement on Schedule 14D-1 dated November 8, 1995, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and the Final Amendment to Schedule 14D-1 dated November 28, 1995, December 7, 1995, December 20, 1995, December 28, 1995, January 4, 1996 and January 10, 1996, respectively. All capitalized terms shall have the meanings assigned to them in the Schedule 14D-9, as amended to date, unless otherwise indicated herein.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended by addition of the following:

     Exhibit 31 Joint Press Release, dated January 5, 1996 issued by Hyundai
                Electronics America and Maxtor Corporation.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 1996

                                                    MAXTOR CORPORATION

                                          By /s/  GLENN H. STEVENS
                                            Glenn H. Stevens
                                            Vice President, General Counsel and
                                            Secretary

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                                 EXHIBIT INDEX

  EXHIBIT                                                                                  PAGE
   NUMBER                                DOCUMENT DESCRIPTION                             NUMBER
------------   ------------------------------------------------------------------------   ------
Exhibit 1      Offer to Purchase dated November 8, 1995. ..............................     *
Exhibit 2      Letter of Transmittal dated November 8, 1995. ..........................     *
Exhibit 3      Agreement and Plan of Merger among Maxtor Corporation, Hyundai
               Acquisition, Inc. and Hyundai Electronics America dated as of November
               2, 1995. ...............................................................     *
Exhibit 4      Rights Agreement dated as of January 27, 1998 between Maxtor Corporation
               and The First National Bank of Boston, as Rights Agent. ................     *
Exhibit 5      Amendment to Rights Agreement dated as of September 10, 1993 between
               Maxtor and The First National Bank of Boston, as Rights Agent. .........     *
Exhibit 6      Amendment No. 2 to Rights Agreement dated as of November 2, 1995 between
               Maxtor Corporation and The First National Bank of Boston, as Rights
               Agent. .................................................................     *
Exhibit 7      Letter to Stockholders of Maxtor Corporation dated November 9, 1995. ...     *
Exhibit 8      Stock Purchase Agreement among Hyundai Electronics Industries Co., Ltd.,
               Hyundai Heavy Industries Co., Ltd., Hyundai Corporation and Hyundai
               Merchant Marine Co., Ltd. and Maxtor Corporation dated September 10,
               1993. ..................................................................     *
Exhibit 9      Restated Certificate of Incorporation of Maxtor Corporation effective
               February 3, 1994. ......................................................     *
Exhibit 10     Manufacturing and Purchasing Agreement between Maxtor Corporation and
               Hyundai Electronics Industries Co., Ltd. dated April 27, 1995.
               (Confidential treatment has been requested for portions of this
               exhibit.)...............................................................     *
Exhibit 11     Guaranty and Recourse Agreement between Maxtor Corporation and Hyundai
               Electronics Industries Co., Ltd. dated as of August 31, 1995. ..........     *
Exhibit 12     Credit Agreement among Maxtor Corporation, as Borrower, and the Initial
               Lenders Named therein and the Issuing Bank, as Initial Lenders and the
               Issuing Bank, and Citibank, N.A., as Administrative Agent, dated as of
               August 31, 1995. .......................................................     *
Exhibit 13     Memorandum of Understanding between Hyundai Electronics Industries Co.,
               Ltd. and Maxtor Corporation dated September 19, 1995. ..................     *
Exhibit 14     Opinion of Bear, Stearns & Co. Inc. dated November 1, 1995. ............     *
Exhibit 15     Forms of Indemnity Agreements between Maxtor Corporation and its
               officers and directors. ................................................     *
Exhibit 16     Press Release, dated November 1, 1995 issued by Maxtor Corporation. ....     *
Exhibit 17     Press Release, dated November 3, 1995 issued by Maxtor Corporation. ....     *
Exhibit 18     Complaint captioned Wacholder v. Gallo, et al., C.A. No. 14668 filed in
               the Delaware Chancery Court on November 1, 1995. .......................     *
Exhibit 19     Complaint captioned Silber v. Maxtor Corporation, et al., C.A. No. 14708
               filed in the Delaware Chancery Court on November 17, 1995. .............     *
Exhibit 20     Complaint captioned Barrington v. Gallo, et al., C.A. No. 14711 filed in
               the Delaware Chancery Court on November 20, 1995. ......................     *
Exhibit 21     Press Release, dated December 7, 1995 issued by Hyundai Electronics
               America. ...............................................................     *
Exhibit 22     Press Release, dated December 20, 1995 issued by Hyundai Electronics
               America ................................................................     *
Exhibit 23     Supplement, dated December 20, 1995. ...................................     *

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
  EXHIBIT                                                                                  PAGE
   NUMBER                                DOCUMENT DESCRIPTION                             NUMBER
------------   ------------------------------------------------------------------------   ------
Exhibit 24     Complaint captioned Campanella v. Maxtor Corporation, et al, C.A. No.
               14711 filed in the Superior Court for the State of California in the
               County of Santa Clara on November 1, 1995. .............................     *
Exhibit 25     Consolidated Amended Complaint captioned In Re Maxtor Corporation Share-
               holders Litigation, Consolidated C.A. No. 14668 filed in the Delaware
               Chancery Court on December 13, 1995. ...................................     *
Exhibit 26     Memorandum of Understanding, dated December 18, 1995. ..................     *
Exhibit 27     Not Applicable. ........................................................
Exhibit 28     Press Release, dated December 28, 1995 issued by Hyundai Electronics
               America. ...............................................................     *
Exhibit 29     Press Release, dated January 3, 1996 issued by Maxtor Corporation. .....     *
Exhibit 30     Credit Agreement between Maxtor Corporation and Hyundai Electronics
               America dated December 29, 1995. .......................................     *
Exhibit 31     Joint Press Release, dated January 5, 1996 issued by Hyundai Electronics
               America and Maxtor Corporation..........................................

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* Previously filed.

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